Exhibit 99.1

press release

ArcelorMittal announces Stefan Buys to be new CEO of ArcelorMittal Mining

30 September 2021, 17:15 CET

ArcelorMittal, the world’s leading steel and mining company, today announces that Stefan Buys has been nominated Executive Vice President of ArcelorMittal and appointed as Chief Executive Officer of ArcelorMittal Mining, effective 1 October 2021. Stefan replaces Simon Wandke who is retiring, following a career of 40 years in the Mining industry, the last 11 of which have been with ArcelorMittal.

Stefan is a seasoned mining and heavy industry executive with extensive experience in diverse commodities and countries. He joins ArcelorMittal from Rio Tinto Iron Ore where, as managing director of Pilbara Mining, he supervised the iron ore mining operations in Western Australia. Prior to joining Rio Tinto, Stefan worked for BHP as Asset President of the Olympic Dam operation in South Australia and he later led a global project to standardize operations design as project director organization design. Previously, he has also been responsible for Xstrata’s operations in Chile, as chief operating officer North Chile. Prior to that, he held general manager roles in Xstrata’s ferrochrome operations and sales and marketing businesses in South Africa.

Stefan started his career as a metallurgical engineer in training at Iscor’s (now ArcelorMittal’s) Vanderbijlpark works.  He has a degree in metallurgical engineering from the University of Pretoria, South Africa.

Commenting, Aditya Mittal, CEO ArcelorMittal, said:

“Stefan is an extremely capable and accomplished leader who knows the mining industry very well and is passionately committed to the priorities of the business. With his extensive global experience, he is well placed to join ArcelorMittal and lead our global mining business. I am very pleased to welcome him to the company, and I am confident that he will build on the progress Simon has made. I would also like to thank Simon, who has been with ArcelorMittal for eleven years, with the last six years as CEO of ArcelorMittal Mining. We wish him a happy retirement and every success for the future.”

Stefan Buys said:

“Joining ArcelorMittal as CEO of its mining business is a great honour for me, and I am looking forward to the challenge. Like many industries, mining will transform as a result of digitalisation and the drive to decarbonize. I am looking forward to working with the team to execute ArcelorMittal’s Mining’s growth plans while at the same time responding to the trends that will shape the industry in the longer-term. There is a lot to do and I can’t wait to get started.”

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com